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                                                            OMB APPROVAL
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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*

                              HF Financial Corp
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                               (Name of Issuer)

                         Common Stock (.01 par value)
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                        (Title of Class of Securities)

                                 404172 10 8
             ------------------------------------------------------
                                (CUSIP Number)

    Paul F. Phelen, P.O. Box 170, Rapid City, SD     57709 (605) 343-0820
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     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               February 4, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP No. 404172 10 8                                     Page  2  of  3  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John Thomas Vucurevich
              ###-##-####

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  / /
                                                                     (b)  / /
        Shares were owned by and for the above named individual
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS*

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 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    / /
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 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen
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Number of Shares              (7) SOLE VOTING POWER
 Beneficially Owned                 none
 by Each Reporting           --------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    none
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    none
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    none
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        none
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.00%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                               SCHEDULE 13D
                                                              Page 3 of 3 Pages

ITEM 1: SECURITY AND ISSUER

     This statement relates to the common stock of HF Financial Corp. whose corporate offices are located at 225 South Main, Sioux Falls, SD 57102.

ITEM 2: IDENTITY AND BACKGROUND

     The individual filing this statement is John T. Vucurevich whose business address is 629 Quincy Street, P.O. Box 170, Rapid City, SD 57709. I have been a resident of Rapid City since 1945. I am presently a self-employed investor who, since 1951, has been involved in banking and real estate in South Dakota, Wisconsin, Iowa and Montana. At various times I have held the position of President of different banks. I have never been convicted in a criminal proceeding nor am I now nor have been a party to a civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. As stated earlier, I am a citizen of the United States.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The amount of personal funds required to make the stock purchases to date have been disclosed in previous filings.

ITEM 4: PURPOSE OF FILING

     The purpose of this report is to advise that I have disposed of all my shares in HF Financial Corp through a private transaction, having received payment for such shares on February 4, 2002. Before the transaction, I owned 308,450 shares or 8.4% of the shares outstanding.


February 8, 2002                        /s/ John T. Vucurevich
                                     -------------------------------------
                                     John T. Vucurevich
                                     Individual